CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price(1)	Amount of Registration Fee
NZD Fixed Rate Senior Registered Notes Due 2017	$605,625,000	$69,404.63

(1)	The U.S. dollar equivalent of the maximum aggregate offering price has been calculated using an exchange rate of $0.8075 per NZD 1.00 as of August 1, 2012.

PROSPECTUS Dated November 21, 2011 PROSPECTUS SUPPLEMENT Dated November 21, 2011	Pricing Supplement No. 284 to Registration Statement No. 333-178081 Dated August 1, 2012 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES H
NZD Fixed Rate Senior Registered Notes Due 2017

 We, Morgan Stanley, may not redeem the Global Medium-Term Notes, Series H, NZD Fixed Rate Senior Registered Notes Due 2017 (the “notes”) prior to the maturity thereof.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities”, in each case subject to and as modified by the provisions described below.

Principal Amount:	NZD 750,000,000	Interest Payment Period:	Semi-annual
Maturity Date:	August 8, 2017	Interest Payment Dates:	Each February 8 and August 8,
Settlement Date			commencing February 8, 2013
(Original Issue Date):	August 8, 2012 (T+5)	Business Days:	New York, London and Wellington
Interest Accrual Date:	August 8, 2012	Business Day Convention:	Following unadjusted
Issue Price:	100.000%	Specified Denominations:	NZD 2,000 and integral multiples of
Specified Currency:	Australian dollars (“NZD”)		NZD 2,000 in excess thereof
Redemption Percentage		ISIN:	XS0814712310
at Maturity:	100%	Common Code:	0814712310
Interest Rate:	7.60% per annum (calculated	Form of Notes:	Global note registered in the name of a
	on an actual/actual (ICMA)		nominee of a common depositary;
	day count basis)		issued under the Classic Safekeeping
Structure
		Other Provisions:	None

We describe how interest on the notes is calculated, accrued and paid, including where a scheduled interest payment date is not a business day (the following unadjusted business day convention), under “Description of Debt Securities—Fixed Rate Debt Securities” in the accompanying prospectus.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

MORGAN STANLEY	AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED	NABSECURITIES, LLC

MITSUBISHI UFJ SECURITIES INTERNATIONAL PLC

United States Federal Taxation

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as debt instruments denominated in a currency other than the U.S. dollar for U.S. federal income tax purposes, and will therefore be subject to special rules under Section 988 of the Internal Revenue Code of 1986, as amended and the Treasury regulations thereunder.  Please see “United States Federal Taxation—Tax Consequences to U.S. Holders of Notes and Units in Registered Form—Notes—Foreign Currency Notes” in the accompanying prospectus supplement.

For a description of the material U.S. federal income tax consequences and certain estate tax consequences of the purchase, ownership and disposition of the notes, please refer to “United States Federal Taxation” in the accompanying prospectus supplement.

Both U.S. investors and non-U.S. investors should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The discussion in the preceding paragraphs under “United States Federal Taxation” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On August 1, 2012, we agreed to sell to the managers listed in this pricing supplement, and they severally agreed to purchase, the principal amount of notes set forth opposite their respective names below at a net price of 99.65%, plus accrued interest, if any, which we refer to as the “purchase price” for the notes.  The purchase price equals the stated issue price of 100.00%, plus accrued interest, if any, less a combined management and underwriting commission of 0.35% of the principal amount of the notes.

Name	Principal Amount of Notes
Morgan Stanley & Co. International plc	NZD 225,000,000
Australia and New Zealand Banking Group Limited	225,000,000
nabSecurities, LLC	225,000,000
Mitsubishi UFJ Securities International plc	75,000,000
Total	NZD 750,000,000

Morgan Stanley & Co. International plc (“MSIP”) is our wholly-owned subsidiary.  Mitsubishi UFJ Financial Group, Inc., the ultimate parent of Mitsubishi UFJ Securities International plc (one of the managers), holds an approximately 22% interest in Morgan Stanley.

MSIP is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through Morgan Stanley & Co. LLC (“MS&Co.”).  MS&Co. is our wholly-owned subsidiary.  MS&Co. will conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS&Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer.

Mitsubishi UFJ Securities International plc is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through Mitsubishi UFJ Securities (USA), Inc.  Mitsubishi UFJ Securities (USA), Inc. will conduct this offering in compliance with the requirements of Rule 5121 of FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  Mitsubishi UFJ Securities (USA), Inc. or any of the other affiliates of Mitsubishi UFJ Securities International plc may not make sales in this offering to any discretionary account without the prior written approval of the customer.

Australia and New Zealand Banking Group Limited is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through ANZ Securities, Inc. or one or more other U.S. registered broker-dealers as permitted by FINRA regulations.

Each agent has represented and agreed, or will represent and agree, that the notes shall not be offered for sale to the public in New Zealand in breach of the Securities Act 1978 or the Securities Regulations 2009 of New Zealand. In particular, but without limitation, notes may only be offered or transferred either:

(a)      to persons whose principal business is the investment of money or to persons who, in the course of and for the purposes of their business, habitually invest money within the meaning of section 3(2)(a)(ii) of the Securities Act 1978; or

(b)      to persons who are each required to pay a minimum subscription price of at least NZD 500,000 for the notes (disregarding any amount lent by the offeror, Morgan Stanley or any associated person of the offeror or Morgan Stanley) before the allotment of those notes.

PS-2

In addition, each agent has represented and agreed, or will represent and agree, that it will not distribute the prospectus, prospectus supplement, pricing supplement or any other offering memorandum or document or any advertisement in relation to any offer of the notes in New Zealand other than:

(a)      to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money within the meaning of section 3(2)(a)(ii) of the Securities Act 1978; or

(b)      in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture (as defined in the accompanying prospectus) and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 21, 2011, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 21, 2011.  This opinion is also subject to the discussion, as stated in such letter, of the enforcement of notes denominated in a foreign currency.

PS-3